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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3
                                       TO

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             J.D. EDWARDS & COMPANY
                           (Name of Subject Company)

                             J.D. EDWARDS & COMPANY
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   281667105
                     (CUSIP Number of Class of Securities)

                              ROBERT M. DUTKOWSKY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             J.D. EDWARDS & COMPANY
                               ONE TECHNOLOGY WAY
                             DENVER, CO 80237-3000
                                 (303) 334-4000
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)

                             ---------------------

                                   COPIES TO:

                               HERBERT P. FOCKLER
                               STEVE L. CAMAHORT
                                 JOSE F. MACIAS
                                  JON C. AVINA

                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

         [ ]  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
              COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER
              OFFER

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PURPOSE OF AMENDMENT

     The purpose of this amendment is to amend and supplement Items 3 and 4 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by J.D. Edwards & Company ("J.D. Edwards" or the "Company") on June 19, 2003 and subsequently amended June 26, 2003 and July 3, 2003 (the "Statement"). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The first paragraph in Item 3 is hereby amended and restated as follows:

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is attached as Annex A hereto (the "Information Statement") and are incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) PeopleSoft or the Purchaser, their respective officers, directors or affiliates.
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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     The information under the heading "J.D. Edwards' Reasons for the Offer and the Merger" in Item 4 is hereby amended and restated as follows:

     The Board of Directors believes that the offer and the merger are advisable, fair to and in the best interest of, J.D. Edwards and the J.D. Edwards stockholders. At a special meeting of the Board of Directors held on June 1, 2003, at which the original merger agreement and the transactions relating thereto were considered and voted upon, the J.D. Edwards directors unanimously approved the original merger agreement and the merger. On June 15, 2003, at a special meeting, the J.D. Edwards' directors unanimously approved the offer, the Merger Agreement and the merger. The directors unanimously recommend that the holders of Shares accept the offer, tender their Shares and approve the Merger Agreement and the merger.

     In the course of reaching its decision to approve the offer and the Merger Agreement, the Board of Directors consulted with J.D. Edwards' management, as well as its outside legal counsel and its financial advisors, and identified several potential benefits for J.D. Edwards' stockholders, employees and customers. These potential benefits include, among other things:

      - the Board's judgment that the two companies have significant complementary strengths and complementary products:

        - PeopleSoft is a leader in providing enterprise applications and services to large enterprises, and J.D. Edwards is a leader in providing enterprise applications and services to mid-market businesses;

        - PeopleSoft has strong human resource products, and J.D. Edwards has strong manufacturing and distribution products;

        - PeopleSoft is a leading provider to the service industries, such as financial services, telecommunications, healthcare, government and education, and J.D. Edwards is a leading provider in manufacturing and distribution industries, including wholesale distribution, industrial, consumer and life sciences; asset-intensive industries; and project and service industries, including construction and real estate;

     - the combined company's potential to grow by leveraging a strong global presence;

     - the resulting business has greater global scale and expertise, along with the opportunity for increased revenue growth and increased margins and profits;

     - the Board's judgment that the two companies have similar cultures;

     - that based on the prices of J.D. Edwards and PeopleSoft Common Stock at the time the Merger Agreement was approved by the Board, the premium of the transaction value offered over the price of J.D. Edwards Common Stock then prevailing in the market; and

     - the ability to elect to receive stock consideration provides an opportunity for J.D. Edwards stockholders to participate in the future growth in value of the combined company following the merger as stockholders of PeopleSoft.

     In addition to the anticipated benefits outlined above, in the course of its deliberations, the Board of Directors considered a number of other factors relevant to the offer and the merger, including:

     - historical information concerning J.D. Edwards and PeopleSoft and their respective businesses, financial performance, condition, operations, technology, management and position in their respective industries, and information and evaluations regarding the two companies' strengths, weaknesses and prospects, both before and after giving effect to the offer and the merger;

     - the potential effect on stockholder value of J.D. Edwards continuing as an independent entity compared to the potential effect of a combination with PeopleSoft in light of the other possible strategic alternatives the Board examined;

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     - the presentations of J.D. Edwards' financial advisor, Morgan Stanley &
       Co. Incorporated, in connection with its opinion (which opinion is attached to this Statement as Annex B) to the effect that, as of June 15, 2003, and subject to the assumptions, qualifications and limitations set forth in its written opinion, the per share merger consideration to be paid pursuant to the Merger Agreement was fair, from a financial point of view, to holders of J.D. Edwards Common Stock;

     - current financial market conditions and historical market prices, volatility and trading information for J.D. Edwards Common Stock and PeopleSoft Common Stock, and various factors that might affect the market value of PeopleSoft Common Stock in the future;

     - the premium represented by the offer consideration and the premiums paid in other recent transactions that could be viewed as comparable, as well as the negotiations between J.D. Edwards and PeopleSoft relating to the offer consideration;

     - the alternatives available to J.D. Edwards; and

     - the terms of the offer, the Merger Agreement and related agreements, by themselves and in comparison to the terms of other transactions, and the intensive negotiations between PeopleSoft and J.D. Edwards including their negotiations relating to the details of the Merger Agreement, including but not limited to, the conditions to the parties' obligations to complete the offer and the merger, the details of the "no shop" restrictions on J.D. Edwards and the scope of J.D. Edwards "fiduciary out" from these restrictions, the parties' termination rights, the termination fee that J.D. Edwards may be required to pay PeopleSoft in certain circumstances and the voting agreements.

     The foregoing discussion of factors considered by the Board of Directors is not meant to be exhaustive but includes the material factors considered by the board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that stockholders accept the offer, tender their Shares and approve the Merger Agreement and the merger. The Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Board made their respective determination based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different factors.

     The potential negative factors the Board of Directors considered include:

     - the fact that a portion of the consideration is based on a fixed exchange ratio means that the aggregate value of the transaction will fluctuate subject to the changes in PeopleSoft's trading price in the public market;

     - the fact that pursuant to the Merger Agreement, J.D. Edwards is required to obtain PeopleSoft's consent before it can take a variety of actions between the signing and the closing of the merger;

     - the risk that potential benefits and synergies sought in the merger may not be fully realized, if at all;

     - the risk that the operations of J.D. Edwards would be disrupted from employee uncertainty following announcement of the offer and the merger;

     - the risk of potential delay or reduction in customer orders;

     - the risk that despite the efforts of the combined company, key technical and management personnel of J.D. Edwards might not choose to remain employed by the combined company;

     - the possibility that the trading price or value of PeopleSoft's Common Stock may decrease in the future;

     - the adverse effect on J.D. Edwards' business, operating results and financial condition and the effect on J.D. Edwards' ability to attract and retain key management, marketing and technical personnel, in the

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       event the offer and the merger were not consummated following public announcement that the Merger Agreement had been entered into; and

     - various other risks associated with the businesses of J.D. Edwards, PeopleSoft and the combined company and the merger, including those described under the section entitled "Risk Factors" in the Prospectus.

     The Board of Directors concluded, however, that many of these risks could be managed or mitigated by J.D. Edwards or by the combined company or were unlikely to have a material impact on the offer, the merger or the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the offer and the merger were outweighed by the potential benefits of the offer and the merger.

     In approving the Merger Agreement, the Board of Directors was aware of the interests of J.D. Edwards' management in the merger, as described in the section of the Prospectus entitled "The Merger -- Interests of Certain Persons in the Merger."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          J.D. EDWARDS & COMPANY

                                          By:   /s/ RICHARD G. SNOW, JR.
                                            ------------------------------------
                                            Name: Richard G. Snow, Jr.
                                            Title:  Vice President, General
                                                    Counsel and Secretary


Date: July 7, 2003

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